PARTNERSHIP AGREEMENT



                         by and between



                  SHURGARD DEVELOPMENT I, INC.

                               and

                FREMONT STORAGE PARTNERS I, L.P.



                            creating



                   SHURGARD/FREMONT PARTNERS I





                         April 28, 1998

                            CONTENTS

ARTICLE I. GENERAL PROVISIONS                                1
     1.1  Formation and Name                                 1
     1.2  Business of the Partnership                        2
     1.3  Place of Business of the Partnership               2
     1.4  Duration of the Partnership                        2
     1.5  Partners' Names and Addresses                      2
     1.6  Title to Partnership Property                      2
     1.7  Registered Office and Registered Agent             3
     1.8  Partnership Activity Prior to Operative Date       3

ARTICLE II. CAPITAL CONTRIBUTIONS; PROFITS AND LOSSES        3
     2.1  Anticipated Capital Requirements                   3
     2.2  Capital Contributions by Partners                  4
     2.3  Capital Accounts                                   5
     2.4  Profits and Losses                                 6
     2.5  Allocations of Income and Loss for Federal
          Income Tax Purposes; Curative Tax
          Allocations                                        8
     2.6  Tax Status and Returns                             8

ARTICLE III. CASH DISTRIBUTIONS                              9
     3.1  Definitions                                        9
     3.2  Distributions of Net Cash Flow                    10

ARTICLE IV. CONTRIBUTION OF PROPERTIES                      10
     4.1  Identification of Properties to Be
          Contributed                                       10
     4.2  Closing of Property Contributions                 10

ARTICLE V. MANAGEMENT OF THE PARTNERSHIP                    11
     5.1  Management of the Partnership                     11
     5.2  Designation of Representatives                    11
     5.3  Partnership Meetings                              11
     5.4  Engagement of Property Manager                    11
     5.5  Partnership Decisions                             12
     5.6  Appointment of Administrative Partner             13
     5.7  Partnership Expenses                              14
     5.8  Liability of Partners; Indemnification            14

ARTICLE VI. OTHER AGREEMENTS OF THE PARTNERS                15
     6.1  Provision of Information by Shurgard
          Relating to Trade Area Properties                 15
     6.2  No Restrictions on Competitive Business
          Activities                                        15
     6.3  Acquisition and Development of Competitive
          Properties by Shurgard and Its Affiliates         16
     6.4  Financing Fees                                    16

ARTICLE VII. SSCI PURCHASE OPTION                           16
     7.1  Purchase Option                                   16

ARTICLE VIII. SALE, ASSIGNMENT OR TRANSFER OF PARTNERSHIP
     INTEREST                                               17
     8.1  Prohibited Transfers                              17
     8.2  Permitted Transfers                               17
     8.3  Change of Control of Shurgard                     17
     8.4  Other Transfers                                   18

ARTICLE IX. TERM, DISSOLUTION AND TERMINATION,
     VOLUNTARY WITHDRAWAL AND DEFAULT                       19
     9.1  Term and Dissolution                              19
     9.2  Termination and Distributions                     20
     9.3  Distribution Upon Liquidation                     21
     9.4  Prohibition Against Withdrawal and Voluntary
          Withdrawal                                        21
     9.5  Default                                           21

ARTICLE X. BOOKS, RECORDS AND BANK ACCOUNTS                 22
     10.1 Books and Records                                 22
     10.2 Accounting Basis and Fiscal Year                  22
     10.3 Reports                                           22
     10.4 Bank Accounts                                     23

ARTICLE XI. REPRESENTATIONS AND WARRANTIES                  23
     11.1 Representations and Warranties by Each
          Partner                                           23
     11.2 Shurgard's Representations and Warranties         24
     11.3 Fremont's Representations and Warranties          24

ARTICLE XII. MISCELLANEOUS                                  24
     12.1  Notices                                          24
     12.2  Successors and Assigns                           25
     12.3  Partition                                        25
     12.4  Entire Agreement; Amendments                     25
     12.5  No Waiver                                        25
     12.6  Foreign Status                                   26
     12.7  Captions                                         26
     12.8  Counterparts                                     26
     12.9  Applicable Law                                   26
     12.10 Proprietary Control; Confidentiality             26
     12.11 Affiliate                                        27
     12.12 Covenant of Good Faith                           27
     12.13 Severability                                     27

EXHIBITS
     A.   List of Properties

     B.   List of Trade Area Properties

                    INDEX OF DEFINED TERMS


     A
Act                                                          1
Adjusted Deficit                                             7
Administrative Partner                                      13
Affiliate                                                   27
Agreement                                                    1
Annual Plan                                                 12

     B
Bankrupt Partner                                            19

     C
Capital Account                                              5
Capital Budget                                              10
Carrying Value                                              10
Change of Control                                           17
Code                                                         5
Confidential Partnership Information                        26
Contribution Agreement                                      10
Credit Facility                                              3

     D
Defaulting Partner                                          22
Designated Representatives                                  11

     E
Event of Bankruptcy                                         19
Event of Dissolution                                        19

     F
FRC                                                          1
Fremont                                                      1

     L
Liquidator                                                  20

     M
Major Decisions                                             12
Management Agreement                                        11

     N
Net Cash Flow                                                9
Net Losses                                                   6
Net Profits                                                  6
Non-Defaulting Partner                                      22
Nonrecourse deductions                                       7

     O
Operative Date                                               3

     P
Partner                                                      1
partner nonrecourse debt minimum gain                        7
Partner nonrecourse deductions                               7
Partners                                                     1
Partnership                                                  1
partnership minimum gain                                     7
Priority Return                                              9
Properties                                                  10
Property                                                    10
Purchase Option                                             16
Purchase Option Agreement                                   16

     S
Shurgard                                                     1
Shurgard Trade Area Property                                15
SSCI                                                         1

     T
Trade Area                                                  10
transfer                                                    17

     U
Unreturned Capital                                           9

                      PARTNERSHIP AGREEMENT

     This PARTNERSHIP AGREEMENT (this "Agreement") is made and entered into as of April 28, 1998, by and between SHURGARD DEVELOPMENT I, INC., a Washington corporation ("Shurgard"), and FREMONT STORAGE PARTNERS I, L.P., a California limited partnership ("Fremont"). Shurgard and Fremont may each be referred to herein individually as a "Partner" and collectively as the "Partners."

                            RECITALS

     A.   Shurgard is a wholly owned subsidiary of Shurgard
Storage Centers, Inc., a Washington corporation ("SSCI"), and
Fremont is an affiliate of Fremont Realty Capital, L.L.C., a Delaware LLC ("FRC").

     B. SSCI is a developer and manager of real estate with extensive experience related to locating, purchasing, developing, leasing, financing and selling facilities used principally for self-service storage of property and with extensive experience in operating such facilities and providing equipment and services related thereto.

     C. Shurgard and Fremont desire to form the Partnership (as defined in Section 1.1(c)) on the terms set forth herein to acquire certain self-service storage properties recently developed by SSCI and to operate such properties.

                           AGREEMENTS

     NOW, THEREFORE, in consideration of the foregoing, the mutual promises of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                 ARTICLE I.  GENERAL PROVISIONS

1.1  Formation and Name

     (a) Shurgard and Fremont hereby enter into and form a partnership for the purposes and with the scope, restrictions and limitations set forth herein.

     (b) Except as provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Washington Uniform Partnership Act (the "Act").

     (c) The name of the partnership established pursuant to this Agreement (the "Partnership") is SHURGARD/FREMONT PARTNERS
I, and such name will be used at all times in connection with the Partnership's business and affairs.

1.2  Business of the Partnership

     (a) The business of the Partnership shall be to operate certain newly constructed self-service storage facilities (as defined in Section 4.1(a), the "Properties") contributed by Shurgard, to operate such facilities for use by members of the public (including corporate entities), to sell and lease personal property, including vehicles, storage containers and other property, used or useful to the users of such facilities in connection with such storage (including the hauling of property to and from such facilities), to engage in any and all general business activities not inconsistent with the operation of such facilities and to sell such self-service storage facilities. In furtherance of the Partnership's purpose and subject to the limitations set forth in this Agreement, the Partnership shall have the power to enter into and perform contracts, to own, mortgage, pledge or otherwise deal in property, real or personal, to exercise all rights, powers, and privileges and other incidents of ownership with respect to assets or investments, to borrow money and issue notes, drafts and bills of exchange, to lend any of its assets or funds, and to carry on any other activities necessary to, in connection with or incidental to, the foregoing.

     (b) The investment objective of the Partners is the long-term appreciation in the value of the Properties and the provision by the Partnership of quarterly distributions, beginning at such time as there is sufficient cash from operations to make such distributions after satisfaction of the Partnership's working capital requirements.

1.3  Place of Business of the Partnership

     The principal place of business of the Partnership will be located in the same place as Shurgard's principal place of business, as the same may change from time to time. The Partners may, by mutual agreement at any time and from time to time, change the location of the Partnership's principal place of business to a location other than Shurgard's principal place of business. The Partnership shall take all actions required under the laws of the states in which it carries on business or owns its properties to qualify the Partnership to so carry on its business, or own its properties and enforce its contracts as is contemplated hereby.

1.4  Duration of the Partnership

     The Partnership will commence on the date of this Agreement and will continue until terminated in accordance with Article IX.

1.5  Partners' Names and Addresses

     The name, business address, telephone number, electronic facsimile number and taxpayer identification number of each Partner are as set forth in Section 12.1 or the signature page hereto, as applicable. A Partner may change its address by giving written notice to the other Partner in accordance with
Section 12.1.

1.6  Title to Partnership Property

     All property owned by the Partnership, whether real or personal, tangible or intangible, will be deemed to be owned by the Partnership as an entity, and neither Partner, individually, will have any ownership interest in such property. Except as otherwise provided herein or agreed by the Partners, the Partnership will hold all of its assets in its own name.

1.7  Registered Office and Registered Agent

     The address of the registered office of the Partnership in the State of Washington is 1201 Third Avenue, Suite 2200, Seattle, WA 98101. The registered agent for service of process on the Partnership is Harrell L. Beck. Such place or agent may be changed from time to time, as the Partners may mutually agree.

1.8  Partnership Activity Prior to Operative Date

     The Partners hereby acknowledge that although they have formed the Partnership and entered into this Agreement on the date hereof, the Partners have not yet finalized certain documents referred to herein relating to the operation of the Partnership's business and other matters. Such documents are expected to be finalized and executed on or before May 31, 1998. As used in this Agreement, the "Operative Date" of the Partnership is May 31, 1998, or such earlier date as the Partners may mutually agree. If the documents referred to herein that are to be executed on or prior to the Operative Date have not been so executed as of such date, then either Partner may unilaterally terminate this Partnership in accordance with Section 9.1(a) hereof.

     Prior to the Operative Date, the activities of the Partnership shall be limited to performing administrative functions, such as applying for business licenses and qualifications, establishing bank accounts, and the performance of such other activities as the Partners may mutually agree. Unless the Partners otherwise mutually agree, neither Partner shall have any obligation to make capital contributions prior to the Operative Date.

     ARTICLE II.  CAPITAL CONTRIBUTIONS; PROFITS AND LOSSES

2.1  Anticipated Capital Requirements

     (a) The total capital needs of the Partnership to fund the development, operation (including operating losses), maintenance and sale of self-service storage facilities of the Partnership and the administration of the Partnership's business and affairs are estimated to total approximately $73,000,000. Of the Partnership's total capital needs, 30% are to be funded through capital contributions by the Partners as provided in Section 2.2. Any remaining amounts of Partnership capital needs will be funded through a credit facility obtained by the Partnership (the "Credit Facility"), such that of the Partnership's total estimated capital needs, the capital contributions of the Partners and the Credit Facility fund 30% and 70%, respectively. The Partnership shall not enter into the Credit Facility unless the terms thereof are mutually agreeable to each of the Partners. The Partners currently contemplate that the Credit Facility will be obtained from a third-party lender; however, if the Partnership has not obtained a Credit Facility from a third-party lender on or prior to May 31, 1998, then Shurgard shall, itself or through SSCI, provide the Credit Facility to the Partnership on the terms set forth in Section 2.1(b).

     (b) If the Partnership has not obtained a Credit Facility from a third party lender on or prior to May 31, 1998, then Shurgard shall, itself or through SSCI, provide a $51,100,000 non-revolving line of credit to the Partnership on the following terms: (i) the term of the loan shall be for 48 months with an 18 month drawdown period; (ii) the rate on amounts outstanding shall be LIBOR plus 150 basis points for the first six months following commitment, and thereafter shall be LIBOR or treasuries plus 350 basis points; (iii) the loan may be refinanced without penalty at any time during its term; (iv) a commitment fee of 100 basis points on the commitment amount shall be due on the six month anniversary of the commitment unless the loan is refinanced prior to that date; and (v) the loan shall be non-recourse to the Partners, subject to a negative pledge and, if necessary, a first deed of trust on all real property of the Partnership.

2.2  Capital Contributions by Partners

     (a) Subject to Section 2.2(c), Fremont shall contribute to the Partnership 90% of all capital contributions and Shurgard shall contribute 10% of all capital contributions, with such capital contributions by Fremont and Shurgard funding 30% of the total estimated capital needs of the Partnership. Any and all capital contributions made by Fremont and Shurgard shall be made in cash, except those contributions made by Shurgard as contemplated in Section 4.1. All capital contributions shall be made from time to time pursuant to a Capital Budget (as defined in Section 4.1(b)) or an Annual Budget (as defined in
Section 5.4) as funds are needed by the Partnership and requested by Shurgard in accordance with the procedures described below.

     (b) Shurgard shall contribute the Properties listed on Exhibit A attached hereto pursuant to the terms of Article IV and the Contribution Agreement (as defined in Section 4.1(a)) as contemplated and described therein. To effect such contribution, Shurgard may direct title to such properties to be transferred directly from SSCI to the Partnership; provided, however, that for purposes of this Agreement, Shurgard shall be treated as having made such contribution directly. In exchange for such capital contribution, Shurgard shall be reimbursed pursuant to
Section 4.3 for certain costs incurred by it and SSCI in connection with the development of such Properties, all in accordance with the Contribution Agreement.

     (c) The maximum amounts of capital contributions that may be required from Fremont and Shurgard (net of any reimbursements received by Shurgard pursuant to Section 4.3) pursuant to this Agreement are $19,710,000 and $2,190,000, respectively. If additional capital is required, the Partners shall mutually agree as to the source of such capital, giving consideration to the availability of third-party loans, loans from the Partners, and additional capital contributions.

     (d) Fremont and Shurgard shall make capital contributions upon 10 business days' written notice from Shurgard of the need for such funds, which notice shall be consistent with the applicable Capital Budget or Annual Budget, and shall contain such additional documentation, explanation and certification as Fremont may reasonably require. No more than one such contribution by Fremont shall be required during any 30-day period.

     (e) The Partnership shall use its best efforts to operate the Properties in accordance with budgets contained in the applicable Annual Budgets. The Partners hereby acknowledge and agree that these budgets will have been prepared for planning purposes and to permit the Partners to monitor the costs and the success of the Partnership's operations. Neither Shurgard nor any Affiliate (as defined in Section 12.11) thereof has, however, guaranteed that the Properties will perform as favorably as budgeted in the applicable Annual Budget.

     (f) No interest shall accrue on any contribution to the capital of the Partnership. No Partner shall have the right to withdraw, or to be repaid, any capital contributed by it, except as specifically provided in this Agreement.

     (g) Except as set forth in this Article II and Article IV, no Partner has any obligation to make any capital contributions or to extend any loans to the Partnership.

2.3  Capital Accounts

     (a) There shall be established for each Partner on the books of the Partnership a "Capital Account," which shall be maintained and adjusted as provided in this Section 2.3. The Capital Account of a Partner shall be initially credited by the amount of cash and the fair market value of any property contributed by such Partner to the Partnership (net of any liabilities secured by such property that the Partnership is considered to assume or take subject to under Section 752 of the Internal Revenue Code of 1986, as amended (the "Code"), or any reimbursements due such Partner pursuant to Section 4.3). For purposes of the foregoing sentence, the parties agree that the fair market value of the Properties contributed by Shurgard pursuant to Article IV shall be such Properties' Carrying Value (as defined in Section 4.1). The Capital Account of a Partner shall be further increased by any additional capital contributions to the Partnership and the amount of Net Profits (as defined in Section 2.4(a)) (or items of gross income) allocated to such Partner pursuant to Section 2.4. The Capital Account of a Partner shall be decreased by (i) the amount of any Net Losses (or items of loss or deduction) allocated to such Partner pursuant to Section 2.4, (ii) the amount of any cash distributed to such Partner pursuant to Article III, and
(iii) the fair market value of any property distributed to such Partner by the Partnership (net of any liabilities secured by such property that the Partner is considered to assume or take subject to under Section 752 of the Code). The Capital Account of each Partner shall be adjusted appropriately to reflect any other adjustment required pursuant to Treasury Regulations
Section 1.704-1 or 1.704-2.

     (b) Upon the occurrence of any event specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), the Partnership may cause the Capital Accounts of the Partners to be adjusted to reflect the fair market value of the Partnership's assets at such time in accordance with such Treasury Regulation.

     (c) If any assets of the Partnership are distributed in kind pursuant to this Agreement, the amount of Net Profits or Net Losses that would have been realized had such assets been sold at their fair market value, as determined by the Partners' Designated Representatives (as defined in Section 5.1), shall be allocated to the Partners pursuant to Section 2.4 immediately prior to such distribution.

     (d) If any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transfer shall succeed to the capital account of the transferor to the extent it relates to the transferred interest.

2.4  Profits and Losses

     (a) The terms "Net Profits" and "Net Losses", as appropriate, mean, for any period, the taxable income or tax loss of the Partnership for such period as determined for federal income tax purposes taking into account any separately stated items, increased by the amount of any tax-exempt income of the Partnership during such period and decreased by the amount of any Code Section 705(a)(2)(B) expenditures (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) of the Partnership; provided, however, that (i) Net Profits or Net Losses of the Partnership shall be computed without regard to the amount of any items of gross income, gain, loss or deduction that are specially allocated pursuant to any of the provisions of
Section 2.4(e) and (ii) the Net Profits or Net Losses of the Partnership (and the constituent items of income, gain, loss and deduction) realized with respect to Section 704(c) Property (as defined in Section 2.5) shall be computed in accordance with the principles of Treasury Regulations Section 1.704-1(b)(2)(iv)(g).

     (b)  Except as provided in Sections 2.4(e) and (f), Net
Profits (including Net Profits from sales of Properties) shall be allocated as follows:

          (i) first, 90% to Fremont and 10% to Shurgard until the cumulative Net Profits allocated the Partners pursuant to this Section 2.4(b)(i) for the current and all prior periods equal the cumulative Net Losses allocated to the Partners pursuant to Section 2.4(c)(ii) for all prior periods;

          (ii) second, 90% to Fremont and 10% to Shurgard until the cumulative Net Profits allocated to Fremont pursuant to this
Section 2.4(b)(ii) equal the Priority Return (as defined in
Section 3.1) payable to them under Section 3.2(a)(i); and

          (iii)     third, 80% to Fremont and 20% to Shurgard.

     (c) Except as provided in Sections 2.4(e) and (f) and subject to the limitation provided in Section 2.4(d), Net Losses
(including Net Losses from sales of Properties) shall be allocated as follows:

          (i) first, 80% to Fremont and 20% to Shurgard until the cumulative amount of Net Losses allocated to the Partners pursuant to this Section 2.4(c)(i) for the current and all prior periods equals the cumulative amount of Net Profits allocated to the Partners pursuant to Section 2.4(b)(iii) for all prior periods; and

          (ii) thereafter, 90% to Fremont and 10% to Shurgard.

     (d) Notwithstanding the allocation of Net Losses pursuant to subsection (c), the amount of Net Losses allocated to any Partner shall not exceed the maximum amount of Net Losses that can be so allocated without causing such Partner to have an Adjusted Deficit at the end of any fiscal year. In the event one but not both of the Partners would have Adjusted Deficits as a consequence of an allocation of Net Losses pursuant to subsection
(c), the limitation set forth in this subsection (d) shall be applied on a Partner-by-Partner basis so as to allocate the maximum permissible Net Losses to each Partner under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). For purposes of this subsection (d) the term "Adjusted Deficit" shall mean, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

          (i) The Capital Account shall be increased by any amounts that such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the next to the last sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

          (ii) The Capital Account shall be decreased by the items described in Treasury Regulations Sections 1.704-
1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-
1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-
1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

     (e)  Notwithstanding the provisions of Sections 2.4(b) and
(c), special allocations of income, gain, loss or deduction may be required for any fiscal year (or other period) as follows:

          (i) If there is a decrease in the Partnership's "partnership minimum gain," as defined in and determined under Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d), the minimum gain chargeback provisions of Treasury Regulations
Section 1.704-2(f), which are hereby incorporated into this Agreement by this reference, shall be applied.

          (ii) If there is a decrease in any Partner's share of "partner nonrecourse debt minimum gain," as defined in and determined under Treasury Regulations Section 1.704-2(i), the partner nonrecourse debt minimum gain chargeback provisions of Treasury Regulations Section 1.704-2(i)(4), which are hereby incorporated into this Agreement by this reference, shall be applied.

          (iii) In the event that any Partner unexpectedly receives any adjustments or allocations or distributions described in Treasury Regulations Section 1.704-
1(b)(2)(ii)(d)(4), (5) or (6), items of Partnership income and gain shall be specially allocated to such Partner in accordance with Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

          (iv) "Nonrecourse deductions," as defined in and determined under Treasury Regulations Sections 1.704-2(b)(1) and
(c), shall be allocated among the Partners in proportion to their capital contributions.

          (v) "Partner nonrecourse deductions," as defined in and determined under Treasury Regulations Sections 1.704-2(i)(1) and (2), shall be specially allocated among the Partners in accordance with Treasury Regulations Section 1.704-2(1).

     (f) The allocations set forth in Sections 2.4(d) and 2.4(e) are intended to comply with certain regulatory requirements under Code Section 704(b). The Partners intend that, to the extent possible, all allocations made pursuant to such Section of the Code will, over the term of the Partnership, be offset either with other allocations pursuant to Sections 2.4(d) and 2.4(e) or with special allocations of other items of Partnership income, gain, loss or deduction pursuant to this Section 2.4(f). Accordingly, Shurgard is authorized and directed to make offsetting allocations of Partnership income, gain, loss or deduction under this Section 2.4(f) in whatever manner it reasonably determines is appropriate so that, after such offsetting special allocations are made (and taking into account the reasonably anticipated future allocations of income and gain pursuant to Sections 2.4(e)(i) and (ii) that are likely to offset allocations previously made under Sections 2.4(e)(iv) and (v), the Capital Accounts of the Partners are, to the extent possible, equal to the Capital Accounts each would have if the provisions of Sections 2.4(d) and 2.4(e) were not contained in this Agreement and all Partnership income, gain, loss and deduction were instead allocated in accordance with the provisions of Sections 2.4(b) and (c).

2.5  Allocations of Income and Loss for Federal Income Tax
     Purposes; Curative Tax Allocations

     (a) The Partnership's ordinary income and losses and capital gains and losses as determined for federal income tax purposes (and each item of income, gain, loss or deduction entering into the computation thereof) shall be allocated to the Partners in the same proportions as the corresponding "book" items are allocated pursuant to Section 2.4. Notwithstanding the foregoing sentence, federal income tax items relating to any "Section 704(c) Property" (as defined in Treasury Regulations
Section 1.704-3(a)(3)) shall be allocated among the Partners in accordance with Section 704(c) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv)(g) to take into account the difference between the fair market value and the tax basis of such Section 704(c) Property as of the date of contribution (with respect to contributed property having book value differing from tax basis) or its revaluation pursuant to Section 2.3(b) (in the case of revalued property). Items described in this Section 2.5 shall neither be credited nor charged to the Partners' Capital Accounts.

     (b) In the event the adjusted tax basis of a Property contributed by Shurgard to the Partnership pursuant to Article IV differs from its Carrying Value, solely for income tax purposes, allocations of income, gain, loss and deduction attributable to such Property shall be specially allocated among the Partners so as to take into account such difference in a manner consistent with the principles of Section 704(c) of the Code so that the aggregate allocations of taxable income or loss allocated to each Partner for any fiscal year of the Partnership is, to the extent possible, equal to the amount of taxable income or loss each would have been allocated had the tax basis of such Property been equal to its Carrying Value.

2.6  Tax Status and Returns

     (a) Any provision hereof to the contrary notwithstanding, the Partnership shall be subject, solely for federal income tax purposes, to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, that the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Partnership. At the request of any Partner, the Partnership shall file an election under Section 754 of the Code and under the corresponding sections of applicable state laws. Any costs or expenses associated with making such elections shall be paid by the Partner requesting the election in accordance with Section 8.2(d).

     (b) The Partnership shall prepare or cause to be prepared by the principal certified public accountant for the Partnership not later than thirty (30) days prior to the date of required filing thereof (including extensions) all tax returns and statements, if any, that must be filed on behalf of the Partnership with any taxing authority, and shall submit such returns and statements to all the Partners for their approval prior to filing, and when approved by the Partners, or when due, if necessary, without approval, make timely filing thereof. Shurgard shall provide preliminary tax information with respect to the Partnership's immediately preceding taxable year (which will be based on unaudited financial information) to Fremont not later than forty-five (45) days prior to the required filing date of the Partnership's tax returns (without extensions).

     (c) Shurgard shall act as the "tax matters partner" of the Partnership within the meaning of Section 6231(a)(7) of the Code and in any similar capacity under applicable state or local tax law. Shurgard shall keep the other Partners fully informed and consult with them regarding matters for which it is responsible while acting in such capacity. All expenses incurred by Shurgard while acting in such capacity shall be paid or reimbursed by the Partnership. Notwithstanding the foregoing, Shurgard shall not have the authority to make elections or settle any tax-related disputes with respect to the Partnership without the prior written agreement of Fremont.

                ARTICLE III.  CASH DISTRIBUTIONS

3.1  Definitions

     "Net Cash Flow" means cash funds received by the Partnership from Partnership operations or sale or refinancing of Partnership assets in excess of amounts reasonably required for the repayment of Partnership borrowings (including loans made by the Partners, if any) then due and payable and interest thereon, the payment of other liabilities and cash expenditures, and working capital and reserves that are required for the proper operation of business of the Partnership during the next fiscal quarter pursuant to the Annual Budget. "Net Cash Flow" shall not include capital contributions and shall not be reduced by depreciation, amortization, cost recovery deductions or similar noncash allowances.

     "Priority Return" means, with respect to the date of computation, an amount equal to a cumulative 9% per annum return, compounded quarterly, on the outstanding Unreturned Capital of each Partner, computed for the period commencing on the date such Unreturned Capital was originally contributed to the Partnership and ending with the close of the fiscal period as to which the Priority Return relates.

     "Unreturned Capital" means, for any Partner, (a) the amount of cash and the agreed value of any property actually contributed by the Partner to the capital of the Partnership (net of any reimbursements owed to Shurgard pursuant to Section 4.3) less
(b) the sum of all distributions previously made by the Partnership to such Partner under Section 3.2(b).

3.2  Distributions of Net Cash Flow

     Except as provided in Section 9.3 with respect to distributions to be made upon dissolution of the Partnership, all Net Cash Flow shall be distributed by the Partnership 60 days after the end of each fiscal quarter in the following order of priority:

     (a) First, 90% to Fremont and 10% to Shurgard until the cumulative distributions to each of the Partners during the term of the Partnership equal the Priority Return;

     (b) Second, 90% to Fremont and 10% to Shurgard until the cumulative distributions to each of the Partners during the term of the Partnership equals the aggregate capital contributions of each Partner; and

     (c)  Third, 80% to Fremont and 20% to Shurgard.

             ARTICLE IV.  CONTRIBUTION OF PROPERTIES

4.1  Identification of Properties to Be Contributed

     (a) Exhibit A hereto sets forth a list of certain self-service storage facilities owned or leased and recently constructed or currently under construction by SSCI (each, a "Property" and, together, the "Properties"). Also set forth on Exhibit A is the radius of the relevant trade area for each Property (a "Trade Area"). On or following the Operative Date, Shurgard will cause each of such Properties to be contributed to the Partnership following the completion of construction of such Property by SSCI pursuant to a Contribution Agreement (the "Contribution Agreement") between the Partnership and Shurgard dated on or prior to the Operative Date (except for any such Property whose contribution is excluded under the terms of the Contribution Agreement).

     (b) On or prior to the Operative Date, the Partners shall prepare a Capital Budget (the "Capital Budget") that sets forth the estimated Carrying Value (as defined below) of each Property. The Carrying Value shown on the Capital Budget for each Property as to which construction has not been completed or as to which final construction costs have not been determined is an estimate, and the Capital Budget shall be revised to reflect the actual Carrying Value of each such Property determined pursuant to the terms of the Contribution Agreement. "Carrying Value" as used herein shall mean the Final Carrying Value as defined in the Contribution Agreement.

4.2  Closing of Property Contributions

     In connection with the closing of Shurgard's contribution of each Property to the Partnership, in accordance with the Contribution Agreement, the Partnership shall reimburse Shurgard for 97% of the Carrying Value of such Property at the time such Property is contributed to the Partnership (or, with respect to certain adjustments to Carrying Value contemplated by the Contribution Agreement, following the contribution of such Property to the Partnership), with reimbursement funded through the Credit Facility and capital contributions by Fremont in proportion to the funding percentages described in Sections 2.1(a) and 2.2. The remaining 3% of Carrying Value will constitute a net capital contribution by Shurgard to the Partnership and appropriately be credited to Shurgard's Capital Account. For example, if Shurgard contributes a Property having a Carrying Value of $5,000,000, the Partnership shall reimburse Shurgard for $4,850,000 funded by $3,500,000 from the Credit Facility (70% of the Carrying Value) and $1,350,000 from Fremont capital contributions (90% of the Carrying Value remaining after reimbursement from the Credit Facility). Shurgard's capital account would accordingly be credited for $150,000 (reflecting 10% of such remaining Carrying Value).

            ARTICLE V.  MANAGEMENT OF THE PARTNERSHIP

5.1  Management of the Partnership

     The Partners shall have exclusive management and control over the affairs of the Partnership. The Partners shall have all rights and powers of Partners as provided in the Act and as otherwise provided by law, except that unless as expressly provided in this Agreement, no Partner shall have any authority to act for, or assume any obligations or responsibility on behalf of, the other Partner. The Partners shall exercise their management responsibilities through their designated representatives (the "Designated Representatives"), through the appointment of an administrative partner and through the engagement of a property manager, all as more fully set forth in this Article V. The business of the Partnership shall be conducted in accordance with this Agreement and with the policies, decisions, guidelines and budgets made or approved by the Partners through their respective Designated Representatives.

5.2  Designation of Representatives

     Each Partner shall designate at least two individuals as such Partner's Designated Representatives. Each Partner shall authorize each of its Designated Representatives, acting individually, to take all actions and approve all matters that such Partner is entitled or required to act upon in accordance with this Agreement (subject to such Designated Representative's delegated authority within its Partner's governance structure), and the other Partner shall be entitled to rely upon all such actions taken and matters approved by a Designated Representative. Fremont's initial Designated Representatives are Matthew Reidy and Claude Zinngrabe, and Shurgard's initial Designated Representatives are Harrell L. Beck and Charles K Barbo. A Partner may at any time replace one or more of its Designated Representatives by giving written notice of the replacement to the other Partner.

5.3  Partnership Meetings

     The Partnership shall hold regular quarterly meetings, following distribution of the financial statements with respect to the prior quarter. Unless otherwise agreed by the Partners, such meetings shall be held at Shurgard's principal place of business.

5.4  Engagement of Property Manager

     On or prior to the Operative Date, the Partnership shall engage SSCI to act as property manager of the Properties acquired by Partnership, on the terms set forth in a Management Services Agreement (the "Management Agreement"). Pursuant to the Management Agreement and as more fully described therein, SSCI will prepare for approval by the Partners annual budgets (each, an "Annual Budget") relating to the operation of the Properties. "Annual Budget," as used herein, unless the context clearly indicates to the contrary, means the applicable Annual Budget as approved by the Partners.

5.5  Partnership Decisions

     (a) Subject to, and without limiting, the delegation of authority to SSCI under the Management Agreement or the delegation of authority to the administrative partner under
Section 5.6, and subject to Section 5.5(f), all decisions pertaining to the business, affairs and operations of the Partnership must be approved by each Partner. Except as provided in Section 5.5(f), each Partner, acting through one or more of its Designated Representatives, is entitled to one vote on all matters presented to the Partners for approval. Requests for approvals may be made by either Partner (i) at a Partnership meeting, (ii) by written request, or (iii) orally. Required approval may be given (i) by a vote taken at a Partnership meeting, (ii) by a written approval, or (iii) as provided in
Section 5.5(d), by the absence of written disapproval or written request for additional information.

     (b) Except as otherwise expressly contemplated by this Agreement, no action may be taken by either Partner with respect to any matter that is a Major Decision unless the Major Decision is approved by both Partners in accordance with Section 5.5(a)(i) or (ii). The following are "Major Decisions":

          (i)  Approving the Annual Budget;

          (ii) Entering into any amendment to the Management
Agreement or permitting the manager under the Management
Agreement to do any act that represents a material departure from the Management Agreement;

          (iii) Making any amendment to any Annual Budget previously approved by the Partners;

          (iv) Except for insured claims (including those settled within the deductible or self-insured retention), compromising, settling or adjusting claims, liabilities or causes of action of or against the Partnership or a Property;

          (v) Purchasing any real property other than as specifically contemplated and identified by the Capital Budget;

          (vi) Selling, exchanging or mortgaging a Property or any interest in a Property, or any other assets of a Property, except as specifically set forth in an Annual Budget;

          (vii) Admitting any additional partners to the Partnership;

          (viii)    Causing the Partnership to invest in or
become a partner, participant, venturer or shareholder, in any other partnership, venture, corporation, business, enterprise or the like;

          (ix) Taking any action that would have a material adverse impact upon the viability of allocations of Net Profits and Net Losses under Section 704(b) of the Code;

          (x) Taking any action that would be an Event of Bankruptcy (as defined in Section 9.16(b));

          (xi) Filing or revoking any election or otherwise causing the Partnership to be characterized other than as a partnership for federal, state, local or other tax purposes;

          (xii) With respect to each Property owned by the Partnership, causing the Partnership to perform any services or enter into any lease or other contract that would cause any or all of the gross income received by the Partnership attributable to such Property to be treated as other than "rents from real property" as defined in Section 856(d) of the Code; and

          (xiii)    Performing any act that would adversely
affect the qualification of SSCI as a real estate investment trust pursuant to Sections 856-860 of the Code; and

          (xiv) Approving the Partnership's attorneys and certified public accountants.

     (c) Action on all Major Decisions submitted to the Partners for approval in accordance with Section 5.5(a) shall be taken by the Partners as soon as reasonably practicable, and in any event within 15 days of the date such Major Decision was submitted for approval, except with respect to these Major Decisions described in Section 5.5(b)(iv) and (xiv), as to which action shall be taken within 5 business days of the date such Major Decision was submitted for approval.

     (d) With respect to all Partnership decisions other than Major Decisions, such matter will be deemed approved within 5 business days after it is submitted to a Partner for approval, unless prior to the expiration of such period such Partner in writing indicates its disapproval or requests further information reasonably necessary to make such decision.

     (e)  The written approval by a Partner's Designated
Representative of an Annual Budget shall constitute for all purposes that Partner's written consent to each specific item expressly set forth in the Annual Budget.

     (f) In the event that SSCI fails to timely exercise its Purchase Option (as defined in Section 7.1), then after such date the Partners shall be entitled to vote on all matters pertaining to the business, affairs and operations of the Partnership, including Major Decisions, in proportion to their respective Capital Accounts at the time the vote is taken, rather than on the basis of one vote per Partner, and the vote of the Partner whose Capital Account constitutes a majority of the total Capital Accounts at such time of both Partners shall prevail.

5.6  Appointment of Administrative Partner

     Shurgard is hereby appointed as the administrative partner (the "Administrative Partner") and as such is hereby authorized and directed to implement the decisions of the Partners taken in accordance with this Agreement, including disbursing Partnership funds in accordance with such decisions, and to take such other actions on behalf of the Partnership as it deems necessary and advisable to implement such decisions, including executing in the name of and behalf of the Partnership all agreements, consents, certificates and other documents reasonably necessary or advisable to implement such decisions.

5.7  Partnership Expenses

     (a) Subject to the limitations of Section 5.7(c), the Partnership shall pay and be responsible for all reasonable costs and expenses incurred by or on behalf of the Partnership. To the extent practicable, all Partnership expenses shall be billed directly to and paid by the Partnership. If, however, acting with the scope of such Partner's authority as granted by this Agreement, a Partner should incur any of those expenses the Partnership shall promptly reimburse such person for such expenses upon receipt of satisfactory evidence of such payment.

     (b) By way of illustration, and not in limitation upon the scope of Section 5.7(a), the Partnership shall pay the following costs and expenses:

          (i) All state and local filing or similar expenses incurred by the Partners in connection with the formation of the Partnership;

          (ii) All costs and expenses incurred by or on behalf of SSCI in accordance with the Management Agreement that are allocable to and are to be borne by the Partnership pursuant to the terms of the Management Agreement; and

          (iii) The actual out-of-pocket expenses incurred by a Partner for goods, materials and services used for or by the Partnership (provided any such services performed by a Partner must be approved in advance to be eligible for reimbursement).

     (c) Except as expressly provided for herein or in the Management Agreement or as hereafter approved by the Partners, no payment will be made to any Partner for the services of such Partner or of any member, director, officer or employee of such Partner rendered in connection with the business or affairs of the Partnership.

5.8  Liability of Partners; Indemnification

     The Partnership shall (to an extent not in excess of the net assets of the Partnership, without additional contribution or loan by any Partner) indemnify and hold harmless each Partner and each member, partner or shareholder of any Partner and each of their respective officers and directors and the successors, heirs, executors and administrators of each of them and each Designated Representative (herein "Indemnified Parties"), from and against any loss, expense, damage or injury suffered or sustained by such Indemnified Party by reason of any act, omission or alleged act or omission arising in connection with the business of the Partnership, including, but not limited to, any judgment, fine, penalty, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense or prosecution of any actual or threatened action, suit, proceeding, appeal, investigation or claim, be it civil, criminal, administrative, legislative or other, or any appeal relating thereto that is brought or threatened by any person, entity, governmental authority or instrumentality, provided that the act, omission or alleged act or omission upon which such actual or threatened action, suit, proceeding, investigation or claim is based (a) is within the scope of authority granted to such person pursuant to the terms of this Agreement, (b) was performed or omitted in good faith in what the Indemnified Party believed to be in the best interests of the Partnership and (c) was not performed fraudulently or as a result of gross negligence or willful malfeasance by such Indemnified Party. The Partnership shall advance to any Indemnified Party its expenses incurred in connection with such defense or prosecution so long as net assets of the Partnership are available therefor, the Partnership has no reason to believe the Indemnified Party is not in fact entitled to indemnification pursuant to this Section 5.8 and the Indemnified Party agrees in writing to return the funds so advanced if it is subsequently determined that such Indemnified Party was not entitled to indemnification hereunder. To the extent that an Indemnified Party has been successful on the merits in defense of any such proceeding or in defense of any claim or matter therein, it shall be deemed that the applicable criteria established in clauses (a) and (b) have been satisfied. The indemnification provided hereunder shall not be deemed exclusive of any other rights to which the Indemnified Parties may be entitled under any applicable statute, agreement, vote of the Partners or otherwise.

          ARTICLE VI.  OTHER AGREEMENTS OF THE PARTNERS

6.1  Provision of Information by Shurgard Relating to Trade
     Area Properties

     Attached hereto as Exhibit B is a list of all self-service storage facilities currently owned or operated by Shurgard or its Affiliates and located within the applicable Trade Area of each Property. To the extent such information is not listed on Exhibit B as of the date of this Agreement, on or prior to the Operative Date Shurgard shall also provide to Fremont an addendum to Exhibit B listing all such facilities that Shurgard or its Affiliates are currently actively contemplating developing or acquiring and that are located within the applicable Trade Area of a Property (each such existing or currently contemplated property, together with any facility located within any such Trade Area which hereafter may be actively contemplated for development or acquisition by Shurgard, a "Shurgard Trade Area Property.") For purposes of this Section 6.1, Shurgard shall be deemed to be actively contemplating developing or acquiring a facility when the acquisition or development of such facility has received final approval from SSCI's real estate committee. Shurgard agrees to promptly inform Fremont of any additional Shurgard Trade Area Properties not listed on Exhibit B hereto, and upon request by Fremont from time to time, to provide Fremont with detailed property operating data (similar to the monthly operating reports furnished by SSCI to the Partnership under the Management Agreement) for each Shurgard Trade Area Property owned or managed by Shurgard. All such information is confidential and is subject to Section 12.10.

6.2  No Restrictions on Competitive Business Activities

     Except as expressly provided in this Agreement, each Partner and its Affiliates shall be free to engage in any and all business activities whatsoever, including activities that compete with the Partnership's business.

6.3 Acquisition and Development of Competitive Properties by Shurgard and Its Affiliates

     Shurgard shall promptly notify Fremont if it or any of its Affiliates commences operation of a self-service storage facility within the applicable Trade Area of any Property owned by the Partnership prior to the expiration of the Purchase Option. In such event, Fremont may require Shurgard to purchase such Property from the Partnership. The purchase price for such Property shall be determined utilizing a 9-1/4% capitalization rate applied to the Property's net operating income assuming pro forma occupancy and rents at the stabilization date anticipated in the Property's initial pro forma budget. For purposes of this
Section 6.3, Shurgard or its applicable Affiliate shall be deemed to have commenced operations of a self-service storage facility upon the earlier to occur of (a) receipt of a certificate of occupancy or temporary certificate of occupancy from the applicable governmental entity with respect to all or a portion of such facility, and (b) the signing of any lease for the rental of one or more storage units with respect to such Property. In order to exercise the foregoing right, Fremont must notify Shurgard of its election to require the Property to be purchased within 60 days after the later of (y) the commencement of operations of the competing property (as defined in clause (a) or (b) above) and (z) the date on which Shurgard notifies Fremont that a competing property has commenced operations. The closing of the sale of such Property to Shurgard or an Affiliate designated by Shurgard shall occur as soon as reasonably possible after Fremont notifies Shurgard that it is requiring Shurgard to purchase the Property from the Partnership.

6.4  Financing Fees

     If either Partner (or an Affiliate thereof) secures third-party financing on behalf of the Partnership, in connection therewith the Partnership shall pay to such Partner (or Affiliate) a fee equal to 1% of the amount of the financing so secured. Such 1% fee shall be payable at the closing of the financing. The Partnership hereby acknowledges that FRC is acting on the Partnership's behalf in attempting to secure a Credit Facility from Bankers' Trust for the Partnership, and accordingly a fee equal to 1% of the amount of the Credit Facility will payable to FRC upon the closing of such Credit Facility in accordance with this Section 6.4. The Partnership shall have the sole right to accept or reject any financing proposal brought to it by either Partner, and this Section 6.4 in no way obligates the Partnership to accept any financing proposal. Except for the commitment fee provided in 2.1(b)(iv), no financing fee shall be payable under this Section 6.4 to either Partner in connection with any Credit Facility provided by Shurgard or SSCI under Section 2.1(b).

               ARTICLE VII.  SSCI PURCHASE OPTION

7.1  Purchase Option

     On or prior to the Operative Date, Fremont and the Partnership shall enter into a Purchase Option Agreement with SSCI (the "Purchase Option Agreement") pursuant to which they are granting to SSCI an option to acquire all Properties owned or leased by the Partnership or, at SSCI's option, to acquire Fremont's entire interest in the Partnership (the "Purchase Option").

         ARTICLE VIII.  SALE, ASSIGNMENT OR TRANSFER OF
                       PARTNERSHIP INTEREST

8.1  Prohibited Transfers

     Except as specifically permitted in this Article VIII and as contemplated by the Purchase Option Agreement with respect to the transfer of Fremont's partnership interest to Shurgard, no Partner may sell, assign, transfer, pledge, encumber, or grant a lien or security interest in, or make a gift of (any such transaction being generically referred to as a "transfer" in this Agreement) all or any part of its interest in the Partnership or in its rights to profits, losses or cash distributions of the Partnership, either as an owner or a creditor. Any such transfer prohibited by this Article VIII shall be ineffective, null and void.

8.2  Permitted Transfers

     A Partner may transfer an interest in itself without obtaining any prior consent from the other Partner, so long as the following conditions are satisfied: (a) all voting and other Partnership management rights (including, without limitation, all rights to receive information, to give and receive notices, etc.) are not in any way affected by the transfer of the interest,
(b) the Partnership does not bear any of the costs and expenses of any such transfer, (c) any such transfer complies with all state and federal laws applicable thereto and does not constitute a sale or transfer of an interest in the Partnership that could or might result in a termination of the Partnership within the meaning of Section 708 of the Code, as determined by counsel for the Partnership, (d) the transferring Partner shall first indemnify the other Partner and the Partnership against any and all loss, damage, liability, claim, demand and expense (including increased or accelerated income or property tax expense) arising from or in any way connected with the Partner's transfer pursuant to a written indemnity in form and substance reasonably satisfactory to the nontransferring Partner, (e) the transfer does not in any way limit the transferring Partner's obligation to make capital contributions or to satisfy any of its other obligations under this Agreement, and (f) the transfer does not result in a default under or breach of any material agreement to which the Partnership is a party.

8.3  Change of Control of Shurgard

     (a) A "Change of Control" (as defined in Section 8.3(d) below) of SSCI shall be considered a transfer of Shurgard's interest in the Partnership. If the transaction resulting in the Change of Control has been approved by no less than a majority of the members of SSCI's board of directors as of the date of this Agreement or directors who were subsequently elected to SSCI's board of directors following the nomination by at least a majority of the then-current members of SSCI's board of directors (an "Approved Change of Control"), then Shurgard may not transfer its interest in the Partnership without the prior written consent of Fremont, which consent may not be unreasonably withheld. Any Change of Control of SSCI which is not an Approved Change of Control shall be an "Unapproved Change of Control," and in such event Fremont shall have the rights set forth in Section 8.3(c).

     (b) In the case of an Approved Change of Control occurring prior to December 31, 1999, if Fremont reasonably withholds its consent to such transfer then Fremont may, in its sole discretion, require Shurgard to acquire its interest in the Partnership at a price equal to Fremont's Unreturned Capital plus that amount which would result in Fremont receiving a 7% return on Fremont's capital contributions to the Partnership, and in the case of an Approved Change of Control occurring after December 31, 1999, if Fremont reasonably withholds its consent to such transfer then Fremont may required Shurgard to acquire the all of the Properties then owned by the Partnership at the price provided below with respect to an Unapproved Change of Control. In calculating the price payable to Fremont under this Section 8.3(b), definitions and other calculations used pursuant to the Purchase Option Agreement for purposes of calculating the "Base Purchase Price" thereunder, including the definition of net operating income, shall be utilized to the extent appropriate.

     (c) In the case of an Unapproved Change of Control, Fremont may at any time following such Unapproved Change of Control require Shurgard to purchase all of the Properties from the Partnership, with the purchase price for each Property determined by utilizing a 9-1/4% capitalization rate applied to the greater of (i) such Property's net operating income assuming pro forma occupancy and rents at the stabilization date anticipated in the such Property's initial pro forma budget or (ii) such Property's actual annualized net operating income based on the three months of operations prior to the date Fremont exercises its rights under this Section 8.3(c). In calculating the purchase price of the Properties under this Section 8.3(c), definitions and other calculations used pursuant to the Purchase Option Agreement for purposes of calculating the Purchase Price (as defined in the Purchase Option Agreement) of the Properties under Article I of that Agreement, including the definition of net operating income, shall be utilized to the extent appropriate.

     (d) As used herein, a "Change of Control" of SSCI shall mean any sale of assets or stock, merger, tender offer, proxy contest, business combination or other similar transaction (or any of the foregoing in a related series of transactions, which shall be deemed a single transaction) whereby (i) the persons who held the voting and economic interests in SSCI prior to such transaction do not hold at least 50% of the voting and economic interests in SSCI or a successor entity following such transaction; or (ii) if the persons who served as members of SSCI's board of directors prior to the transaction do not constitute a majority of the members of the board of directors of SSCI or a successor entity following the transaction.

8.4  Other Transfers

     Transfers, other than those expressly permitted by Sections 8.1 and 8.2 and transfers by Shurgard as a result of a Change of Control of Shurgard contemplated by Section 8.3, shall be permitted only with the prior written consent of the nontransferring Partner, which consent may be withheld in the sole discretion of such Partner.

         ARTICLE IX.  TERM, DISSOLUTION AND TERMINATION,
                VOLUNTARY WITHDRAWAL AND DEFAULT

9.1  Term and Dissolution

     (a) In the event the Contribution Agreement, Management Agreement, Purchase Option Agreement and documents relating to the Credit Facility referred to in Sections 4.1(a), 5.4, 7.1 and 2.1, respectively, have not been executed by the parties thereto on or prior to the Operative Date, then either Partner may unilaterally terminate the Partnership by notice to the other Partner, and the Partnership will be dissolved.

     (b) Following the Operative Date, the Partnership will continue until the happening of any of the following events (individually referred to as an "Event of Dissolution") at which time, subject to the rights contained herein of the Partners to continue the Partnership, the Partnership will be dissolved:

          (i) Both of the Partners have mutually agreed in writing that the Partnership will be dissolved;

          (ii) The sale or other disposition of all or substantially all the assets of the Partnership and the collection of all proceeds therefrom;

          (iii) The occurrence of an Event of Bankruptcy (as defined below) with respect to any Partner or the attempt by any Partner to cause the Property to be partitioned in violation of
Section 12.3, unless within 90 days after such event the other Partner elects not to treat such event as an Event of Dissolution;

          (iv) The tenth anniversary date of this Agreement; or

          (v) A Partner causes a dissolution of the Partnership in contravention of Section 9.4.

     (c) A Partner to whom an Event of Bankruptcy has occurred is referred to herein as a "Bankrupt Partner." A Bankrupt Partner shall have no right to participate in the management and control of the Partnership (including, without limitation, the approval or disapproval of a Major Decision) and shall have no authority to legally bind the Partnership. The term "Event of Bankruptcy" as used herein means any one or more of the following:

          (i) If a Partner files a voluntary petition in bankruptcy, or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for itself under the present or any future Federal Bankruptcy Code or any other present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency or other relief for debtors, or seeks or consents to or acquiesces in the appointment of any trustee, receiver, custodian, conservator or liquidator of the Partner or of all or any substantial part of such Partner's properties or such Partner's interest in the Partnership (the term "acquiesces" as used in this Article IX includes, but is not limited to, the failure to file a petition or motion to vacate or discharge any order, judgment or decree within 15 business days after the date of such order, judgment or decree); or

          (ii) If a court of competent jurisdiction enters an order, judgment or decree approving a petition filed against a Partner seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under the present or any future Federal Bankruptcy Code or any other present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency or other relief for debtors, and such Partner acquiesces in the entry of such order, judgment or decree, or such order, judgment or decree remains unvacated and unstayed for an aggregate of 60 days (whether or not consecutive) from the date of entry thereof, or any trustee, receiver, custodian, conservator or liquidator of such Partner or of all or any substantial part of such Partner's properties or interest in the Partnership is appointed without the consent or acquiescence of such party and such appointment remains unvacated and unstayed for an aggregate of 60 days (whether or not consecutive); or

          (iii) If a Partner is unable to pay its debts as they become due or mature; or

          (iv) If a Partner makes an assignment (other than assignments solely for security purposes) of all or substantially all its assets for the benefit of creditors or takes any other similar action for the protection or benefit of creditors.

     (d) Dissolution of the Partnership shall be effective on the day on which the event giving rise to the dissolution occurs, but the Partnership shall not terminate until the assets of the Partnership have been distributed as provided in Section 9.2. Notwithstanding the dissolution of the Partnership, prior to the termination of the Partnership the business of the Partnership and the affairs of the Partners will continue to be governed by this Agreement.

9.2  Termination and Distributions

     (a) Upon the occurrence of an Event of Dissolution, Shurgard shall act as the liquidating partner on the terms set forth in this Section 9.2, unless Shurgard has caused the Event of Dissolution under Section 9.1(b)(iii), (iv) or (v), in which case Fremont shall act as the liquidating partner. Any Partner who caused the Event of Dissolution shall have no authority or power to bind the Partnership or the other Partners, but such Partner shall be obligated to assist the liquidating partner (the "Liquidator") in the dissolution and winding-up of the Partnership and the assets thereof.

     (b) The Liquidator shall undertake to wind up and liquidate the assets of the Partnership as promptly as business circumstances and orderly business practices will permit. During the period of such winding-up, the Partnership's business and affairs shall be conducted in a manner to maintain and to preserve the value of its assets, consistent with the winding-up of the affairs thereof, and no further business shall be undertaken except for the completion of any incomplete transactions that may be necessary to wind up the affairs of the Partnership in an orderly manner and except that the Properties may be operated in the ordinary course of business if the Partner not causing the Event of Dissolution so elects.

9.3  Distribution Upon Liquidation

     (a) The Liquidator shall apply and distribute the proceeds of the liquidation of the assets of the Partnership (to the extent available) in the following order of priority:

          (i) To the payment of the debts and liabilities of the Partnership (other than those to Partners) in the order of priority provided by law; provided, however, that the Liquidator shall first pay, to the extent permitted by law, liabilities with respect to which any Partner is or may be personally liable;

          (ii) To the payment of the expenses of liquidation of the Partnership in the order of priority provided by law;
provided, however, the Liquidator shall first pay, to the extent permitted by law, expenses with respect to which any Partner is or may be personally liable;

          (iii) To the setting up of such reserves as the Liquidator may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with its business; provided, however, that any such reserves will be held by the Liquidator for the purposes of (A) disbursing such reserves in payment of any of such contingencies and (B) at the expiration of such period as the Liquidator deems advisable, distributing the balance thereafter remaining in the manner and in the priority provided below;

          (iv) To the payment of any loans from the Partners to the Partnership; and

          (v) To and among the Partners in accordance with the positive Capital Account balances of the Partners, as determined after taking into account all Capital Account adjustments for the taxable year of the Partnership's liquidation. If any part of the Partnership's assets consists of notes, accounts receivable or other noncash assets, the Liquidator shall take whatever steps it deems appropriate to convert such assets into cash or into any other form that would facilitate the distribution thereof. No assets of the Partnership may be distributed in kind to any Partner without the prior written consent of the other Partner.

     (b) If distributions pursuant to Section 9.3(a)(v) are insufficient to return to any Partner the full amount of such Partner's Capital Account or Unreturned Capital, such Partner shall have no recourse against any other Partner. No Partner shall have any obligation to restore a deficit in such Partner's Capital Account either on liquidation of the Partnership or liquidation of such Partner's interest in the Company.

9.4  Prohibition Against Withdrawal and Voluntary Withdrawal

     Neither Partner may withdraw from the Partnership without the prior written consent of the other Partner. No Partner shall have the right to voluntarily cause the dissolution of the Partnership in any manner or for any reason whatsoever.

9.5  Default

     If any Partner fails to perform in any material respect any of its obligations hereunder or violates the terms of this Agreement in any material respect (such Partner being referred to as the "Defaulting Partner"), any other Partner (a "Non-Defaulting Partner") shall have the right to give the Defaulting Partner a default notice specifically setting forth the nature of the default and stating that the Defaulting Partner has a period of 10 days to cure such default, if it is a default in payment of money to the Partnership or the Non-Defaulting Partner pursuant to this Agreement, or a period of 30 days to cure such default, if it is any other default hereunder. If the Defaulting Partner does not cure such default in payment of money within such 10-day period, or in the case of any other default the Defaulting Partner has not cured such default within such 30-day period, or if such other default cannot be cured within such 30-day period the Defaulting Partner has not commenced in good faith the curing of such default within such 30-day period or does not prosecute diligently, expeditiously and continuously the completion of such cure, a Non-Defaulting Partner shall, in addition to other rights and remedies it may have hereunder or at law or in equity, have the right to bring any proceeding in the nature of specific performance, injunction or other equitable remedy, it being acknowledged by each of the Partners that damages at law may be an inadequate remedy for a default or threatened breach of this Agreement; and to bring any action at law by or on behalf of the Partnership as may be permitted by applicable law, in order to recover damages. In addition to and without limiting the foregoing, if the Defaulting Partner does not cure a default in the payment of money within such 10-day period, the Non-Defaulting Partner shall also be entitled, in its sole discretion, (a) to provide such funds to the Partnership, either in the form of a loan (which loan shall be secured by an interest in the Defaulting Partner's interest in the Partnership) or as a capital contribution (which capital contribution shall be property reflected in the Capital Account of the Non-Defaulting Partner) or (b) to not make any further capital contributions to the Partnership until such monetary default has been cured by the Defaulting Partner.

          ARTICLE X.  BOOKS, RECORDS AND BANK ACCOUNTS

10.1 Books and Records

     The Partners shall keep or cause to be kept complete and accurate books and records reflecting all financial activities of the Partnership. The books and records shall be maintained at the principal place of business of the Partnership, or at such other place as the Partners may mutually agree, and shall be available for examination and duplication by each Partner or its duly authorized representative, at such Partner's expense, at any and all reasonable times.

10.2 Accounting Basis and Fiscal Year

     The books and records of the Partnership for financial accounting purposes shall be maintained in accordance with the accrual method of accounting and in accordance with generally accepted accounting principles. The fiscal year of the Partnership will be concurrent with the calendar year.

10.3 Reports

     Within 35 days of the end of each fiscal quarter and within 90 days after the end of each fiscal year of the Partnership, the Partners shall cause the property manager and/or the certified public accountants for the Partnership to prepare and distribute to each of the Partners financial reports of the Partnership, including a balance sheet, an income statement, and a statement of cash flows or source and application of funds statement. The financial information included in the year-end report shall be accompanied by an audit report issued by Deloitte & Touche L.L.P., or such other independent certified public accountant as may be mutually selected by the Partners. Within 90 days after the end of each fiscal year, the Partners shall cause the property manager and/or the certified public accountants for the Partnership to furnish to each Partner such information as may be needed to enable such Partner to file its federal income tax return, any required state income tax return and any other reporting or filing requirements imposed by any governmental agency or authority. The cost of all such reporting and audits shall be paid by the Partnership as a partnership expense. Any Partner may, at any time, at its own expense, cause an audit of the Partnership books to be made by a certified public accountant of such Partner's own selection.

10.4 Bank Accounts

     The bank accounts of the Partnership will be maintained in such banking institutions as the Partners may determine. Such accounts may be used for the payment of the expenditures incurred in connection with the business of the Partnership and for payments to the Partners in accordance with this Agreement. Any and all cash receipts of the Partnership shall be deposited in such accounts. All such amounts shall be and remain the property of the Partnership, and shall be received, held and disbursed by the Partners for the purposes specified in this Agreement. There may not be deposited in any of said accounts any funds other than funds belonging to the Partnership, and no other funds may in any way be commingled with such funds. This Section 10.4 is not intended to in anyway limit or define SSCI's rights and obligations to establish and maintain accounts pursuant to the Management Agreement.

           ARTICLE XI.  REPRESENTATIONS AND WARRANTIES

11.1 Representations and Warranties by Each Partner

     Each Partner hereby represents and warrants to the other
Partner the following:

     (a) It has the legal power, right and authority to consummate the transactions contemplated hereby. All actions required to be taken by it to consummate the transactions contemplated hereby have been taken.

     (b) This Agreement and all other documents that have been executed and delivered by such Partner pursuant to this Agreement constitute valid and binding obligations of such Partner, enforceable against such Partner in accordance with their respective terms.

     (c) The execution and delivery of this Agreement by such Partner, the incurrence by it of the obligations herein set forth, the consummation of the transactions contemplated hereby, the compliance by such Partner with the terms of this Agreement and the operation by it of the business of the Partnership do not and will not conflict with or result in a breach of any of the terms, conditions or provisions of, or do not and will not constitute a default under, (i) any bond, note or other evidence of indebtedness or other contract, indenture, mortgage, deed of trust, loan agreement, lease or other instrument to which such Partner is a party or by which it is bound or (ii) any order, finding or decree of any court or governmental authority having jurisdiction.

11.2 Shurgard's Representations and Warranties

     Shurgard hereby represents and warrants to Fremont that it is a corporation duly organized and validly existing under the laws of the state of Washington and that the individuals who executed this Agreement on behalf of Shurgard have full power and authority to enter into this Agreement. For all purposes Fremont is entitled to rely on the approval by either of Shurgard's Designated Representatives, acting individually, as to all matters relating to or arising out of this Agreement and the transactions contemplated hereby.

11.3 Fremont's Representations and Warranties

     Fremont hereby represents and warrants to Shurgard that it is a limited partnership duly organized and validly existing under the laws of the state of California and that the individuals who executed this Agreement on behalf of Fremont have full power and authority to enter into this Agreement. For all purposes Shurgard is entitled to rely on the approval by either of Fremont's Designated Representatives, acting individually, as to all matters relating to or arising out of this Agreement and the transactions contemplated hereby.

                   ARTICLE XII.  MISCELLANEOUS

12.1 Notices

     Any and all notices, elections or demands permitted or required to be made under this Agreement must be in writing, signed by the Partner giving such notice, election or demand, and must be delivered personally, transmitted by electronic facsimile with receipt confirmed or sent by nationally reputed courier service that provides verification of delivery, to the other Partner, at the address set forth below, or at such other address as may be supplied by written notice given in conformity with the terms of this Section 12.1. The date of personal delivery or the date of refusal or receipt, as the case may be, is the date such notice is effective.


If a Shurgard:                  If to Fremont:

Shurgard Development I, Inc.    Fremont Storage Partners I, L.P.
Attn:  Chief Executive
Officer                         c/o Fremont Realty Capital
Suite 2200, 1201 Third          Attn: President
Avenue                          50 Fremont Street,
Seattle, WA  98101              Suite 3500
Facsimile:  (206) 624-1645      San Francisco, CA  94105
                                Facsimile:  (415) 284-8183
with a copy to:                 with a copy to:

Shurgard Storage Centers,       Fremont Group, L.L.C.
Inc.                            Attn:     General Counsel
Attn:  General Counsel          50 Fremont Street,
Suite 2200, 1201 Third          Suite 3500
Avenue                          San Francisco, CA  94105
Seattle, WA  98101              Facsimile:  (415) 512-7121
Facsimile:  (206) 624-1645


12.2 Successors and Assigns

     Subject to the restrictions on transfer set forth in Article
VIII, this Agreement shall be binding on and shall inure to the benefit of the respective parties hereto and their permitted successors and assigns.

12.3 Partition

     The Partners hereby agree that no Partner or any successor-in-interest to any Partner will have the right while this Agreement remains in effect to have the Property of the Partnership partitioned, or to file a complaint or institute any proceeding at law or in equity to have the Property of the Partnership partitioned, and each Partner, on behalf of its successors and assigns, hereby waives any such right. It is the intention of the Partners that, during the term of this Agreement, the rights of the Partners and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement and the Act and that the right of any Partner or its successor-in-interest to transfer its interest in the Property shall be subject to the limitations and restrictions of this Agreement. Any attempt by a Partner to have the Property partitioned will, unless the other Partner elects otherwise, constitute an Event of Dissolution in accordance with Section 9.2
(a)(iii).

12.4 Entire Agreement; Amendments

     This Agreement, together with the agreements expressly contemplated hereby, constitutes the full and complete agreement of the parties hereto with respect to the subject matter hereof, and expressly supersedes the provisions of that certain letter agreement between the parties dated November 25, 1997. This Agreement may be amended, modified or otherwise changed only in writing signed by both Partners hereto. Without limiting the generality of the foregoing, no amendment to this Agreement may be effected nor may any other action be taken that would result in the admission of additional partners to the Partnership, except by the specific written agreement of both Partners.

12.5 No Waiver

     The failure of any Partner to insist on strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, will not be a waiver of such Partner's rights to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder will constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

12.6 Foreign Status

     By executing this Agreement, each Partner declares under penalties of perjury that, for purposes of Section 1446 of the Code, it is not a foreign person, that its name, office address and tax identification number are accurately set forth herein and that it will notify the Partnership within 60 days of any change to foreign status.

12.7 Captions

     Titles or captions of Articles or Sections contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

12.8 Counterparts

     This Agreement and any amendments hereto may be executed in any number of counterparts, all of which together for all purposes constitute one agreement, binding on both the Partners notwithstanding that both Partners have not signed the same counterpart.

12.9 Applicable Law

     This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of the state of Washington. References in this Agreement to provisions of the Code and Treasury Regulations thereunder shall apply to corresponding successor provisions.

12.10     Proprietary Control; Confidentiality

     Fremont agrees that certain information prepared or to be prepared by or on behalf of the Partnership is of a competitively sensitive and proprietary nature and is intended solely for use in official business of the Partnership (the "Confidential Partnership Information"), and may not be otherwise disseminated in any form to any third, unrelated person or entity, except with the prior written consent of Shurgard, and, in that circumstance, only subject to an agreement ensuring the confidentiality and establishing the proprietary nature of the materials so disseminated. Notwithstanding the foregoing, Fremont may, without the prior written consent of Shurgard, disclose Confidential Partnership Information, subject to an agreement ensuring the confidentiality and establishing the proprietary nature of the materials so disseminated (and providing Shurgard with the right to enforce such agreement), to potential investors in Fremont and their advisors and to Fremont's financial consultants and other advisors, provided that Fremont promptly informs Shurgard of what Confidential Partnership Information has been disclosed and to whom and provides Shurgard with a copy of the executed confidentiality agreement. The Confidential Partnership Information includes (a) identification of sites or facilities which are potentially competitive with the Properties, including information regarding Shurgard Trade Area Properties provided to Fremont pursuant to Section 6.1; (b) financial information relating to a single Property or group of Properties (as contrasted with summary financial information relating to the Properties in the aggregate, which does not constitute Confidential Partnership Information); and (c) such other proprietary information as Shurgard or SSCI reasonably identifies as Confidential Partnership Information (through the placement of an appropriate legend on the information or other written notice) at the time such information is provided to the Partnership. Notwithstanding the foregoing, Confidential Partnership Information shall not include (i) information in the public domain, (ii) information known to Fremont prior to November 25, 1997, (iii) information disclosed to Fremont from a source Fremont reasonably believes has no obligation of confidentiality to Shurgard or its Affiliates, or (iv) information disclosed to Fremont more than two years prior to its disclosure by Fremont.

     It is further understood and agreed by Fremont that money damages may not be a sufficient remedy for any breach of this
Section 12.10 and that Shurgard shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Section 12.10 but shall be in addition to all other remedies available at law or equity. In the event of litigation relating to this Section 12.10, the prevailing party shall be entitled to recover all its costs and expenses in connection therewith (including without limitation court costs and reasonable attorneys' fees and expenses) from the unsuccessful party, whether or not the action is prosecuted to judgment or other final determination.

12.11     Affiliate

     The term "Affiliate" means any person or entity owning, directly or indirectly, a 10% or greater legal or beneficial interest in such entity or any entity in which such person or entity, directly or indirectly, owns a 10% or greater legal or beneficial interest or is serving as an executive officer thereof.

12.12     Covenant of Good Faith

     Each Partner covenants and agrees that whenever it is authorized by this Agreement to take or omit to take any action, or to give or withhold any approval or consent, whether or not in its sole discretion, it will take or omit to take such action, or give or withhold such approval or consent, in good faith and not in an arbitrary or capricious manner.

12.13     Severability

     If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

     IN WITNESS WHEREOF, this Agreement has been duly executed, effective as of the date first set forth above.

                              SHURGARD DEVELOPMENT I, INC.



                              /s/ Harrell Beck
                                -----------------
                              By: Harrell Beck
                              Its: Senior Vice President

                              Taxpayer I.D. No. 91-1897372


                              FREMONT STORAGE PARTNERS I, L.P.

                              By:  Fremont Resources, Inc.
                              Its:  General Partner



                              /s/ Claude L. Zinngrabe, Jr.
                                 -------------------------
                              By: Claude L. Zinngrabe, Jr.
                              Its: Executive Vice President

                              Taxpayer I.D. No. 94-3300784